Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA • ASIA PACIFIC • EUROPE

October 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Frank Knapp; Robert Telewicz

Jennifer Gowetski; Pam Long

Re:  Games & Esports Experience Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 11, 2021

CIK No. 0001856774

Ladies and Gentlemen:

On behalf of Games & Esports Experience Acquisition Corp., a Cayman Islands exempted company (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated August 31, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, which was confidentially submitted to the SEC by the Company on August 11, 2021 (the “Draft Registration Statement”).

For the convenience of the Staff’s review, set forth below are the comments contained in the Comment Letter presented in italicized font type, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary

Summary Financial Data, page 40

1.	We note your response to our prior comment 2. Please explain how you applied the guidance in Item 506 of Regulation S-K when preparing your dilution calculation. Specifically, given your application of ASC Topic 480-10-S99-3A, please explain to us how your dilution table meets the requirement to disclose the net tangible book value per share after the distribution.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

October 27, 2021

Response:

The Company believes that the current disclosure of the pro forma net tangible book value after the offering presents the maximum potential dilution that would be experienced by the public shareholders, as required by Item 506 of Regulation S-K. The Company’s post-initial public offering amended and restated articles of association will provide that in no event will the Company redeem its public shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001. Accordingly, in accordance with the Company’s amended and restated articles of association, the Company will proceed with an initial business combination only in the event that the number of public shareholders who exercise their redemption rights does not cause the Company’s net tangible assets to fall below $5,000,001. The calculation of dilution in the Draft Registration Statement gives effect to the foregoing condition and assumes that holders of 89% of the Company’s public shares may redeem their shares and excludes such shares from the pro forma net tangible book value after the proposed offering in order for the Company to have net tangible assets in excess of $5,000,000. Any potential share redemptions in excess of this amount would not be approved by the Company and the initial business combination would fail. As a result, the Company believes the current presentation of its dilution disclosures in the Draft Registration Statement is consistent with the requirements of both Item 506 of Regulation S-K and the Company’s amended and restated articles of association.

*******

If you have any questions regarding the foregoing response or require additional information, please contact the undersigned at (312) 853-2071 or mheinz@sidley.com.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Ari Segal, Games & Esports Experience Acquisition Corp.